Concordia International Corp. Announces Name Change to ADVANZ PHARMA Corp.
MISSISSAUGA, ON, November 29, 2018 – Concordia International Corp. (“Concordia” or “the Company”) (TSX: CXR), today announced that shareholders voted in favour of a special resolution authorizing the Company to amend its articles to change its name from Concordia International Corp. to ADVANZ PHARMA Corp. Approximately 99.9 per cent of the votes cast were in favour of the special resolution.
It is expected that the limited voting shares of the Company will begin trading under the new name, and that the Company’s stock symbol will change from CXR to ADVZ, on or about December 3, 2018.
“This is an exciting period for ADVANZ PHARMA, our stakeholders, and all our employees across the globe,” said Graeme Duncan, the Company’s Chief Executive Officer. “This new corporate identity, and the accompanying rebranding that we are working on, will help define ADVANZ PHARMA as a global pharmaceutical company that is determined to help innovate, shape and grow the specialty, off-patent sector. We will aim to go beyond what we have achieved in the past, and current industry standards, as we look to capitalize on this new start.”
ADVANZ PHARMA represents a refocussed and redefined direction that will build on the Company’s current capabilities, and global footprint across more than 90 countries, so that it can meet the increasingly complex needs of global healthcare systems.
About Concordia/ ADVANZ PHARMA
Concordia/ ADVANZ PHARMA is an international specialty pharmaceutical company with a diversified portfolio of more than 200 patented and off-patent products, and sales in more than 90 countries. Going forward, the Company is focused on helping innovate, shape and grow the specialty, off-patent sector in Europe.
Concordia/ ADVANZ PHARMA operates out of facilities in Mississauga, Ontario and, through its subsidiaries, operates out of facilities in Bridgetown, Barbados; London, England and Mumbai, India.
Notice regarding forward‐looking statements and information:
This press release includes forward‐looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward‐looking information within the meaning of Canadian securities laws, regarding Concordia and its business, which may include, but are not limited to statements with respect to expectations regarding timing for the limited voting shares of the Company to begin trading under the Company’s new name and stock symbol, defining the Company as a global pharmaceutical company that is determined to help innovate, shape and grow the specialty, off-patent sector, the Company aiming to go beyond its past achievements and current industry standards, the Company capitalizing on a new start, building on the Company’s current capabilities and global footprint, the Company meeting the increasingly complex needs of global healthcare systems, the Company focussing on helping to innovate, shape and grow the specialty, off-patent sector in Europe, the Company changing its name as part of a global rebrand in support of its strategy and vision, the Company re-focusing on delivering sustainable value across its portfolio of speciality generic and legacy branded, off-patent medicines, the Company becoming a trusted and respected partner to its customers, healthcare providers, and patients, the Company ensuring a continued supply of a diverse range of high quality, established medicines, the Company expanding its global presence in order to provide a platform for future growth, the Company expanding its extensive portfolio and pursuing its acquisition strategy, the Company providing greater access to medicines for patients and healthcare providers, the Company using its current balance sheet to build out its pipeline of medicines, the Company acquiring companies and standalone medicines, the Company becoming the most idea-generative company in the generics industry, the Company using its new corporate brand and global strategy to offer true value to its core stakeholders and healthcare systems. Often, but not always, forward‐looking statements and forward‐looking information can be identified by the use of words such as “plans”, “is expected”, “expects”, “scheduled”, “intends”, “contemplates”, “anticipates”, “believes”, “proposes”, “aims”, “becomes”, “sees”, “looks” or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Such statements are based on the current expectations of Concordia’s management, and are based on assumptions and subject to risks and uncertainties. Although Concordia's management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this press release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Concordia, including risks associated with the Company's inability to obtain applicable trademark reservations with respect to the name change of the Company, the Company’s inability to negotiate any trademark infringements with third parties in connection with the Company’s global rebranding efforts, the limited voting shares of the Company failing to begin trading under the Company’s new name and stock symbol within the expected timeframe, the inability to help innovate, shape and grow the specialty, off-patent sector, the inability of the Company to go beyond its past achievements and current industry standards, the Company being unable to capitalize on a new start, the inability to build on the Company’s current capabilities and global footprint, the Company being unable to meet the increasingly complex needs of global healthcare systems, the Company’s inability to build on its current capabilities and global footprint, the Company’s inability to become a trusted and respected partner to its customers, healthcare providers, and patients, the Company’s inability to supply a diverse range of high quality, established medicines, the Company’s inability to expand its global presence, the Company’s inability to provide a platform for future growth, the Company’s inability to expand its portfolio of medicines and to pursue its acquisition strategy, the Company’s inability to provide greater access to medicines for patients, the Company’s inability to provide sustainable value for healthcare providers, the Company’s inability to maintain its current financial position, the risk that the Company’s shareholders do not support the Company’s current strategy, the Company’s inability to deliver a progressive company that is ready for the future, the Company’s inability to leverage its current balance sheet to build out its pipeline of medicines, the Company’s inability to leverage its balance sheet to acquire both companies and standalone medicines, the Company’s inability to be the most idea-generative company in the generics industry, the Company’s inability to transition to a new corporate brand and global strategy, and risks and uncertainties detailed from time to time in Concordia’s filings with the Securities and Exchange Commission and the Canadian Securities Administrators and many other factors beyond the control of Concordia. Although Concordia has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement or forward-looking information can be guaranteed. Except as required by applicable securities laws, forward-looking statements and forward-looking information speak only as of the date on which they are made and Concordia undertakes no obligation to publicly update or revise any forward-looking statement or forward-looking information, whether as a result of new information, future events, or otherwise.
For further information, please contact:
Adam Peeler, on behalf of:
Concordia International Corp.
905-842-5150 x 240
adam.peeler@concordiarx.com